        As filed with the Securities and Exchange Commission on February 28, 2002
                                Registration No. 333-73572

                            SECURITIES AND EXCHANGE COMMISSION
                                   Washington, DC  20549

                               PRE-EFFECTIVE AMENDMENT NO.1
                                            TO
                                         FORM S-2
                                  REGISTRATION STATEMENT
                                           UNDER
                                THE SECURITIES ACT OF 1933
                                       -------------

                                   MEDIX RESOURCES, INC.
                  (Exact Name of Registrant as Specified in Its Charter)
-------------------------------------------------------------------------------------------

                   Colorado                                     84-1123311
        (State or Other Jurisdiction of                      (I.R.S. Employer
        Incorporation or Organization)                    Identification Number)
-------------------------------------------------------------------------------------------

                                   The Graybar Building
                              420 Lexington Ave., Suite 1830
                                 New York, New York 10170
                                      (212) 697-2509
               (Address, Including Zip Code, and Telephone Number, Including
                  Area Code, of Registrant's Principal Executive Offices)

                                  Lyle B. Stewart, Esq.
                                  Lyle B. Stewart, P.C.
                                  3751 S. Quebec Street
                                     Denver, CO 80237
                                      (303) 267-0920
                 (Name, Address, Including Zip Code, and Telephone Number,
                        Including Area Code, of Agent for Service)
                                     -----------------

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further  amendment which  specifically  states  that this  Registration  Statement  shall  thereafter  become effective in  accordance  with Section  8(a) of the  Securities  Act of 1933 or until this
Registration  Statement  shall  become  effective on such date as the  Commission,  acting pursuant to said Section 8(a), may determine.

                                  SUBJECT TO COMPLETION

                                  DATED February 28, 2002

PROSPECTUS

                             MEDIX RESOURCES, INC.

                        447,500 Shares of Common Stock

   The  shareholders  of Medix  Resources,  Inc. named herein will have the right to offer and  sell  up  to  an  aggregate  of  447,500  shares  of  our  common  stock  under  this
Prospectus.

   Medix will not receive  directly any of the  proceeds  from the sale of these shares by the selling  shareholders.  However,  Medix will  receive the  proceeds of the exercise of the options  and  warrants to  purchase  the shares to be sold  hereunder.  Medix will pay the expenses of registration of these shares.

    The common stock is traded on the American Stock  Exchange under the symbol "MXR".  On
February  22, 2002, the closing price of the common stock was reported as $.65.

   The  securities  offered  hereby  involve  a high  degree of risk.  See "RISK  FACTORS"
beginning on page 3 for certain risks that should be considered by prospective  purchasers of the securities offered hereby.

    Neither the Securities and Exchange  Commission  nor any state  securities  commission has  approved or  disapproved  of the  securities  or  determined  if this  prospectus  is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is _____ __, 2002

         No dealer,  salesman or other person has been  authorized to give any information or to make any  representation  not  contained  in or  incorporated  by  reference in this
Prospectus and, if given or made, such  information or  representation  must not be relied upon as having been authorized by us, the selling  shareholders or any other person.  This
Prospectus  does not constitute an offer to sell or a solicitation  of an offer to buy any of the securities  offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such  jurisdiction.  Neither the delivery of this  Prospectus nor any sale made hereunder shall,  under any  circumstances,  create any implication that the information  herein is correct as of any time  subsequent to the date hereof or that there has been no change in our affairs since such date.

                                    ------------------
                                    TABLE OF CONTENTS
                                    ------------------

SUMMARY

RISK  FACTORS

FORWARD-LOOKING STATEMENTS

THE COMPANY

USE OF PROCEEDS

SELLING SHAREHOLDERS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AVAILABLE INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

LEGAL MATTERS

EXPERTS

                                         SUMMARY

   This  Prospectus  covers the offering and sale of 447,500 shares of our common stock to
the  public  by  certain   selling   shareholders   listed  under  the  heading   "Selling
Shareholders"  further  back  in  this  Prospectus.  As  of  February  15,  2002,  we  had
58,132,297shares  of our common stock  outstanding,  and  approximately  16,588,254 shares were issuable upon the exercise of outstanding options,  warrants or other rights, and the conversion of outstanding preferred stock.

   We are developing  software products for Internet-based  communications and information management  by medical  service  providers.  We have no revenue  from  operations  and are funding the development of our software  products through the sales of our securities.  We have granted a security  interest in all of our  intellectual  property assets to secure a financing.  See "The Company-Recent Developments."

   Because of our continuing  losses,  and the lack of a certain source of capital to fund our  development  of software  products,  our  independent  accountants  included a "going concern" exception in their audit report on our audited financial  statements for the year
2000. The "going concern" exception  signifies that significant  questions exist about our ability to  continue  in  business.  It is  anticipated  that the same  exception  with be included in our accountants' report on our 2001 audited financial statements.

   Currently,  we are funding our development and deployment  activities through an equity line of credit  financing.  Draws under this  financing  are  triggered  by a "Put Notice"
(advance  request)  initiated by ourselves each time we wish to draw funds.  The financing investors are committed to accept the advance  request  provided  certain  conditions  are met,  some of which may be waived by  agreement  among the parties.  Such advance  request obligates  us to issue to the  investors  shares  of our  common  stock at a  discount  to market  which is fixed in the  contract.  The shares are  immediately  re-saleable  in the public  markets by the investors.  As of February 15, 2001, we had received  $2,442,547 in advances,  from which offering  expenses of $180,812 was paid, under the financing and had issued to the  investors  4,214,410  shares of our common  stock  relating to the advances and an  additional  542,847  shares to their  affiliates  as fees for arranging the equity line  facility.  The shares issued  pursuant to the equity line advances to date have been priced from $0.46 to $0.77 per share.

   Our principal  executive  office is located at 420 Lexington  Avenue,  Suite 1830,  New
York, NY 10170, and its telephone number is (212) 697-2509.  Our principal  administrative office is at 7100 East Belleview  Ave.,  Greenwood  Village,  CO 80111,  and its telephone number is (303) 741-2045.

                                        RISK FACTORS

   An investment in our common stock:
        o  has a high degree of risk;
        o  is highly speculative;
        o  should only be considered by those persons or entities who can afford to lose their entire investment.

   In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating our business and an investment in our shares.  The order in which the following risk factors are presented does not indicate the relative magnitude of the risks described.

   Our continuing  losses  endanger our viability and have caused our accountants to issue a "going concern" exception in their annual audit report.

   We reported net losses of  ($5,415,000),  ($4,847,000)  and  ($5,422,000) for the years ended December 31, 2000, December 31, 1999 and December 27, 1998, respectively,  and a net loss of  ($6,486,000)  for our 2001 first three  quarters  ended  September  30, 2001.  At
September 30, 2001 we had an accumulated  deficit of ($29,916,000)  and a negative working capital of  ($1,359,000).  Our Cymedix(R)products are still in the testing and  deployment stage  and have  not  generated  any  significant  revenue  to date.  We are  funding  our operations through the sale of our securities.  Our independent  accountants have included a  "going  concern"  exception  in  their  audit  report  on our  audited  2000  financial statements.  See our Form  10-KSB  for the fiscal  year ended  December  31,  2000.  It is anticipated  that the same  exception with be included in our  accountants'  report on our
2001 audited financial statements.

   Our need for  additional  financing is acute and failure to obtain it could lead to the financial failure of our company.

   We expect to continue to experience  losses,  in the near term,  until such time as our
Cymedix(R)software  products  can be  successfully  deployed  with  customers  and produce revenue.  The continuing  development,  marketing and  deployment of the Cymedix  software products  will  depend  upon our  ability to obtain  additional  financing.  Our  Cymedix(R)
products  are  still in the  testing  and  deployment  stage  and have not  generated  any significant  revenue  to date.  We are  funding  our  operations  through  the sale of our securities.  There can be no assurance that  additional  investments or financings will be available to us as needed to support the development  and deployment of Cymedix  products.
Failure  to  obtain  such  capital  on a  timely  basis  could  result  in  lost  business opportunities,  the sale of the Cymedix  business at a distressed  price or the  financial failure of our company.  See "The Company-Recent Developments."

   We have  granted a security  interest  in all of our  intellectual  property  assets to secure a financing,  which means if we default in our  obligations  to the lender,  we may loss these assets in the foreclosure process.

      The use of  secured  borrowings  increases  the risk of loss of the  assets  used to secure the  borrowing.  If an event of default  occurs under the security  agreement,  the lender  will be able to  foreclose  on the assets  used to secure the  borrowing  and sell those  assets  to  the  highest  bidder.  In  addition,  it  is  generally  believed  that foreclosure  sales,  which are "distress  sales",  will not maximize the proceeds that are paid for the assets  being  sold.  The loan we  entered  into is secured by the grant of a security interest in all Medix's intellectual property,  including its patent,  copyrights and  trademarks.  While Medix can cure a payment  default by the forced  conversion of the loan into its common  stock,  a  bankruptcy  or similar  event of default will trigger the foreclosure provision of the security agreement.  See "The Company-Recent Developments."

   We are a development stage company, which means our products and services have not yet proved themselves commercially viable and therefore our future is uncertain.

o        We develop software for Internet-based communications and information  management for medical service providers, through our wholly-owned subsidiary,  Cymedix Lynx
         Corporation.  Our Cymedix(R)products are still in the testing and deployment stage and have not  generated  any  significant  revenue to date.  We are  funding  our operations  through the sale of our  securities.  Our ability to continue to sell our securities can not be assured.

o        We are still in the process of gaining experience in marketing software products, providing software support services,  evaluating demand for products, financing a software  business and dealing with government  regulation of software  products.
         While we are putting  together a team of experienced  executives,  they have come from  different  backgrounds  and may require  some time to develop an  efficient operating  structure  and  corporate  culture  for our  company.  We believe  our structure of multiple  offices serves our customers  well, but it does present an additional challenge in building our corporate culture and operating structure.

   Our market is rapidly changing and the  introduction of software  services and products into that  market has been slow,  which may cause us to be unable to develop a  profitable market for our services and products.

o        As a developer of software products, we will be required to anticipate  and adapt to evolving industry standards  and new  technological developments.  The  market for our software products is characterized by continued  and rapid  technological
         advances  in  both   hardware  and  software   development,   requiring   ongoing
         expenditures  for  research  and  development,  and  timely  introduction  of new products and enhancements to existing  products.  The  establishment of standards is largely a function of user acceptance.  Therefore,  such standards are subject to change.  Our future  success,  if any, will depend in part upon our ability to enhance existing products,  to respond effectively to technology changes,  and to introduce  new  products  and  technologies  that  are  functional  and  meet the evolving needs of our clients in the healthcare information systems market.

o        The  introduction of software  products  in our  market has  been slow due to the large number of small practitioners who are resistant to  change  and  the  costs associated  with change,  particularly  in a period of rising  pressure to reduce costs in the market. We are currently devoting  significant  resources toward the development  of  products.  There can be no assurance  that we will  successfully complete  the  development  of these  products  in a timely  fashion  or that our current or future  products will satisfy the needs of the healthcare  information
         systems   market.   Further,   there  can  be  no  assurance   that  products  or
         technologies  developed  by others  will not  adversely  affect  our  competitive position or render our products or technologies noncompetitive or obsolete.

   As a provider of medical  software  products  and  services,  we may become  liable for product  liability  claims beyond the levels of our insurance that could have a materially adverse impact on our financial condition.

   Certain of our products provide  applications  that relate to patient medical histories and treatment  plans. Any failure by our products to provide  accurate,  secure and timely information  could result in product  liability  claims against us by our clients or their affiliates or patients.  We maintain  insurance  that we believe  currently is adequate to protect  against  claims  associated  with the use of our  products,  but  there can be no assurance that our insurance  coverage would  adequately  cover any claim asserted against
us.  The limits of that  coverage  is  $2,000,000  in the  aggregate  and  $1,000,000  per occurrence A  successful  claim  brought  against us in excess of our  insurance  coverage could have a material adverse effect on our results of operations,  financial condition or
business.   Even  unsuccessful  claims  could  result  in  the  expenditure  of  funds  in litigation, as well as diversion of management time and resources.

   Our  industry,  the  healthcare  industry,  continually  experiences  rapid  change and uncertainty  that could  result in issues for our  business  planning or  operations  that could severely impact on our ability to become profitable.

    The  healthcare and medical  services  industry in the United States is in a period of rapid  change  and  uncertainty.  Governmental  programs  have  been  proposed,  and  some adopted,  from time to time, to reform  various  aspects of the U.S.  healthcare  delivery system.  Some of these programs contain  proposals to increase  government  involvement in healthcare,  lower reimbursement rates and otherwise change the operating  environment for our customers.  Particularly,  the Health Insurance  Portability and Accountability Act of
1996,  and the  regulations  that  are  being  promulgated  thereunder,  are  causing  the healthcare  industry  to change its  procedures  and incur  substantial  cost in doing so.
Although we expect these  regulations to have the beneficial  effect of spurring  adoption of our software  products we cannot predict with any certainty what impact,  if any, these and future healthcare reforms might have on our business.

   We rely on intellectual  property rights, such as patents,  copyrights,  trademarks and unprotected  propriety  technology in our business  operations  and to create value in our company,  however,  protecting  intellectual  property  frequently requires litigation and close legal monitoring and may adversely impact our ability to become profitable.

o        Our wholly-owned subsidiary, Cymedix Lynx  Corporation,  has been granted certain patent  rights,  trademarks  and  copyrights  relating to its software  business.
         These patents and  copyrights  have been assigned by our subsidiary to the parent company,  Medix.  The patent rights and  intellectual  property  legal issues for software  programs,  such as the  Cymedix(R)products,  are complex and  currently evolving.  Since patent  applications are secret until patents are issued, in the
         United States,  or published,  in other countries,  we cannot be sure that we are the  first  to  file  any  patent  application.  In  addition,  there  can  be no assurance that competitors,  many of which have far greater resources than we do, will not apply for and obtain  patents  that will  interfere  with our ability to develop or market  product ideas that we have  originated.  Further,  the laws of certain foreign countries do not provide the protection to intellectual  property that is  provided in the United  States,  and may limit our ability to market our products  overseas.  We cannot  give any  assurance  that the scope of the rights that we have been granted are broad enough to fully protect our Cymedix  software from infringement.

o        Litigation or regulatory proceedings may be necessary to protect our intellectual property  rights,  such  as the  scope  of our  patent.  In  fact,  the  computer software  industry in general is  characterized by substantial  litigation.  Such litigation  and  regulatory  proceedings  are  very  expensive  and  could  be  a
         significant   drain  on  our   resources  and  divert   resources   from  product
         development.  There is no assurance that we will have the financial  resources to defend our patent  rights or other  intellectual  property from  infringement  or claims of invalidity.

o        We also  rely  upon  unprotected  proprietary  technology and no assurance can be given  that  others  will  not  independently  develop  substantially  equivalent proprietary information and techniques or otherwise gain access  to  or  disclose our proprietary technology or that we can meaningfully protect our rights in such unpatented proprietary  technology.  We will use our best efforts to protect such information and techniques,  however, no assurance can be given that such efforts will be  successful.  The  failure to protect  our  intellectual  property  could cause  us to  lose  substantial  revenues  and to  fail to  reach  its  financial potential over the long term.

   Because  our  business is highly  competitive  and there are many  competitors  who are financially  stronger  than we are,  we are at risk of  being  outperformed  in  staffing, marketing,  product  development  and customer  services,  which could  severely limit our ability to become profitable.

o        Medical Information  Software.   Competition  can  be  expected  to  emerge  from
         established  healthcare  information  vendors  and  established  or new  Internet related  vendors.  The most  likely  competitors  are  companies  with a focus on clinical  information  systems  and  enterprises  with an  Internet  commerce  or electronic  network  focus.  Many  of  these  competitors  will  have  access  to substantially  greater  amounts of capital  resources than we have access to, for the financing of technical,  manufacturing  and  marketing  efforts.  Frequently, these  competitors will have  affiliations with major medical product or software development  companies,  who may  assist in the  financing  of such  competitor's product  development.  We will seek to raise capital to develop Cymedix  products in a timely manner,  however,  so long as our operations remain  underfunded,  as they now are, we will be at a competitive disadvantage.

o        Software  Development  Personnel.  The  success of the development of our Cymedix software  is  dependent  to a  significant  degree  on  our  key  management  and technical  personnel.  We believe  that our  success  will also  depend  upon our ability to attract,  motivate and retain highly  skilled,  managerial,  sales and marketing,  and technical  personnel,  including software programmers and systems architects  skilled  in the  computer  languages  in which our  Cymedix  products
         operate.   Competition  for  such  personnel  in  the  software  and  information services  industries is intense.  The loss of key personnel,  or the inability to hire or retain qualified  personnel,  could have a material adverse effect on our results of operations, financial condition or business.

   We have relied on the  private  placement  exemption  to raise  substantial  amounts of capital,  and could suffer substantial losses if that exemption was determined not to have been properly relied upon.

   We have  raised  substantial  amounts of capital  in  private  placements  from time to time. The securities  offered in such private  placements were not registered with the SEC or any state  agency in reliance  upon  exemptions  from such  registration  requirements.
Such exemptions are highly  technical in nature and if we  inadvertently  failed to comply with the requirements of any of such exemptive provisions,  investors would have the right to rescind their purchase of our  securities or sue for damages.  If one or more investors were to successfully  seek such rescission or institute such suit, Medix could face severe financial demands that could material and adversely affect our financial position.

   The impact of shares of our common  stock  that may  become  available  for sale in the future may result in the market price of our stock being depressed.

   As of February 15, 2002, we had 58,132,297  shares of common stock  outstanding.  As of that date,  approximately 16,588,254 shares were issuable upon the exercise of outstanding options,  warrants or other rights,  and the conversion of preferred stock.  Most of these shares will be  immediately  saleable  upon  exercise  or  conversion  under  registration statements we have filed with the SEC. The exercise  prices of options,  warrants or other rights to acquire common stock presently  outstanding  range from $0.19 per share to $4.97 per share.  During the respective terms of the outstanding  options,  warrants,  preferred stock and other outstanding derivative  securities,  the holders are given the opportunity to profit from a rise in the market  price of the common  stock,  and the  exercise of any options,  warrants or other rights may dilute the book value per share of the common stock and put  downward  pressure  on the  price  of the  common  stock.  The  existence  of the options,  conversion rights, or any outstanding warrants may adversely affect the terms on
which  we  may  obtain  additional  equity  financing.   Moreover,  the  holders  of  such
securities  are likely to exercise  their rights to acquire common stock at a time when we would  otherwise be able to obtain  capital on terms more favorable than could be obtained through the exercise or conversion of such  securities.  See also the impact of our equity line of credit financing discussed in the following paragraphs.

   Because of  dilution  of our common  stock from our equity  line of credit,  the market price of our stock may be depressed.

o        In connection with our  equity  line of  credit  financing,  we  have  registered
         9,500,000  additional  shares  with  the SEC for  sale  by the  providers  of the financing,  of  which  5,285,590  shares  remain  available  for  issuance  as of
         February  15,  2002.  See  "Summary."  The resale of the common stock that may be issued by us under the equity  line of credit  will  substantially  increase  the number  of  our  publicly  traded  shares  ("float").  If  existing  shareholders perceive that this increased float is not accompanied by a commensurate  increase in value  to the  Company,  then  shareholder  value-real  or  perceived-will  be diluted.  Such  dilution  could  cause  holders of our shares of common  stock to sell,  thus  depressing  the  price  of our  common  stock.  Therefore,  the very existence  of the equity line  financing  could  depress the market  price of our common stock.

o        The resale of the common stock that will be issued by us under our equity line of credit financing could depress the market  price of our common  stock.  The terms of the equity  line  provide  that we will sell shares of our common stock to the providers of the financing at 91% of the average of the three lowest of the daily volume-weighted  average  prices of  our common  stock during the  22-trading day period  immediately before our request for the advance.  Therefore,  since all of the shares that  are  issued by us in connection  with advances  under the equity line financing will have a "built-in" discount of at least 9% upon issuance, this could produce  an  impetus for the  providers  of the equity line to resell their shares sooner or in greater quantity  than  they  would  otherwise.  Such  resale could  have the  effect of depressing our share price.

Because of market volatility in our stock price,  investors may find that they have a loss position if emergency sales become necessary.

    Historically,  our common stock has experienced  significant price fluctuations.  This has been caused by one or more of the following factors:

o     unfavorable announcements or press releases relating to the technology sector;
o     regulatory,  legislative or other  developments  affecting our company or the health care industry generally;
o     conversion  of our  preferred  stock  and  convertible  debt  into  common  stock at conversion  rates based on current  market prices or below of our common stock and exercise of options and warrants at below current market prices;
o     sales  by  those  financing  our  company  through  an  equity  line  of  credit  or convertible securities which have been registered with the SEC and may be sold into the public market immediately upon receipt; and
o     market  conditions  specific to technology and internet  companies,  the health care industry and general market conditions.

    In addition,  in recent years the stock market has experienced  significant  price and volume  fluctuations.  These  fluctuations,  which are often  unrelated  to the  operating performance of specific  companies,  have had a substantial effect on the market price for many health care related  technology  companies.  Factors  such as those cited  above,  as well as other  factors that may be unrelated to our  operating  performance  may adversely affect the price of our common stock.

The  application of the "penny stock" rules to our common stock may depress the market for our stock.

    Trading  of our  common  stock may be  subject  to the  penny  stock  rules  under the
Securities  Exchange  Act of 1934,  as  amended,  unless an  exemption  from such rules is available.  Broker-dealers  making  a market  in our  common  stock  will be  required  to provide  disclosure  to their  customers  regarding the risks  associated  with our common stock,  the suitability for the customer of an investment in our common stock,  the duties of the broker-dealer to the customer and information  regarding bid and ask prices for our common stock, and the amount and description of any compensation the  broker-dealer  would receive in connection  with a transaction  in our common stock.  The  application of these rules may result in fewer  market  makers  making a market of our common stock and further restrict the liquidity of our common stock.

We do not  anticipate  paying any cash  dividends on our common  stock in the  foreseeable future.

    We have not had earnings, but if earnings were available,  it is our general policy to retain any earnings for use in our operation.  Therefore,  we do not anticipate paying any cash  dividends  on our  common  stock in the  foreseeable  future.  Any  payment  of cash dividends  on our  common  stock  in the  future  will be  dependent  upon  our  financial condition,  results of operations,  current and anticipated cash  requirements,  plans for expansion,  as well as other  factors  that the  Board of  Directors  deems  relevant.  We anticipate that our future financing  agreements will prohibit the payment of common stock dividends without the prior written consent of those providers.

                                FORWARD-LOOKING STATEMENTS

   This  Prospectus  and the  documents  incorporated  by reference  into this  Prospectus contain forward-looking statements,  which mean that they relate to events or transactions that have not yet occurred,  our expectations or estimates for Medix's future  operations, our growth  strategies or business  plans or other facts that have not yet occurred.  Such statements can be identified by the use of  forward-looking  terminology  such as "might,"
"may,"  "will,"  "could,"  "expect,"  "anticipate,"  "estimate,"  "likely,"  "believe," or
"continue"   or  the  negative   thereof  or  other   variations   thereon  or  comparable
terminology.  The following risk factors  contain  discussions  of important  factors that
should  be  considered  by   prospective   investors   for  their   potential   impact  on
forward-looking  statements included in this Prospectus and in the documents  incorporated by reference  into this  Prospectus.  These  important  factors,  among others,  may cause actual results to differ  materially  and adversely from the results  expressed or implied by the forward-looking statements.

                                         THE COMPANY

General

   Medix  Resources,  Inc.,  a  Colorado  corporation,   sold  its  supplemental  staffing
business,  which operated under the tradenames "National Care Resources" and "TherAmerica"
on  February  19,  2000,  and  now  principally   develops  software  for   Internet-based
communications  and  information  management for medical  service  providers,  through its wholly-owned subsidiary, Cymedix Lynx Corporation.

   We  acquired  the  Cymedix   business  in  January  of  1998.   Cymedix  has  developed
Internet-based   communications  and  information   management  product,  which  we  began
marketing to medical  professionals  in select markets  nationwide.  Growth of the medical information  management  marketplace  is being  driven  by the  need to share  significant amounts of clinical and patient information  between physicians,  their outpatient service providers,  hospitals, insurance companies and managed care organizations.  This market is one of the fastest-growing  sectors in healthcare today, commanding a projected two-thirds of health care capital  investments.  The Cymedix(R)software  contains  patented  elements that can be used to develop  secure medical  communications  products that make use of the
Internet.  Using the Cymedix  software,  medical  professionals  can order,  prescribe and access  medical  information  from  participating  insurance  companies  and managed  care organizations,  as well as from any participating  outpatient service provider,  such as a laboratory,  radiology  center,  pharmacy or  hospital.  We will  provide the  software at minimal  charges to  physicians  and clinics,  and will collect user fees  whenever  these products are used to provide services on the Internet.  The products'  relational database technology  will provide  physicians  with a permanent,  ongoing  record of each patient's name, address,  insurance or managed care affiliation,  referral status,  medical history, personalized  notes  and an audit  trail of past  encounters.  Physicians  will be able to electronically  order medical  procedures,  receive and store test results,  check patient eligibility,  make medical  referrals,  request  authorizations,  and report financial and encounter information in a cost-effective, secure and timely manner.

  Our  principal executive  office is located at The Graybar Building, 420 Lexington Ave.,
Suite 1830, New York, NY 10170, and its telephone number is (212) 697-2509.  Our principal administrative  office is at 7100 East Belleview Ave.,  Greenwood  Village,  CO 80111, and
its telephone number is  (303) 741-2045.  We also have offices in California,  Georgia and
New Jersey.

Recent Developments

   The  introduction  of our  next  generation  of  proprietary,  point-of-care  products,
Cymedix(R)III,  is  proceeding  with  our  five  active  customers.  Our improved suite of software  products is based upon a robust and  device-neutral  architecture that leverages proven workstation,  handheld and wireless  technologies and is being installed and tested for Pharmacy,  Laboratory and PlanConnect  services.  We continue to be in the development and testing phase with each of our active  contracts,  and  therefore  receive no revenue.
Revenue will begin when we reach certain  milestones  under each contract and we enter the production  phase of the contract.  The marketing and development of our Cymedix III suite of software  products is our sole business at this time, and a substantial  portion of our net  operating  loss is due to such  efforts.  We are funding such expenses as well as our administrative  expenses  through the sale of our securities.  We have no significant debt financing available to us.

   During 2001, our wholly-owned subsidiary,  Automated Design Concepts, Inc. (ADC) ceased operations in connection  with our cost  reduction  program,  which had been brought on by our  inability  to raise  budgeted  capital.  It was  determined  that the business of the subsidiary was not part of our core business  operations and therefore did not justify our continued  financial  support.  In connection  with the  termination  of our  subsidiaries operations we took a write-off of goodwill in the amount of $440,000.  We also  determined that our license of  proprietary  software from  Zirmed.com  had no value to us and had no more than a nominal market value. As a result,  we wrote-off the unamortized  value of the related  intangible asset,  which was $671,000.  We had acquired ADC in early 2000 from an officer and  director of the Company for cash and stock  valued at  $487,000.  He resigned his positions with us on March 2, 2001.

   We had $10,264 in cash as of February  15, 2002 with a net working  capital  deficit of approximately  $1,704,865.  During  2001,  net  cash  used  in  operating  activities  was
$4,649,825.  During the year,  we raised  approximately  $3,080,219  from the  exercise of options and  warrants,  and the issuance of common  stock.  During the year,  we have been delinquent,  from time to time,  in the  payment  of our  current  obligations,  including payments of  withholding  and other tax  obligations.  All payroll  related  taxes are now
current.   We  continue  in  discussions  and  negotiations  with  institutional   sources
regarding  debt and equity  financings to fund our  operations  and to permit us to remove the "going concern"  qualification in our auditor's report in connection with the audit of
our  annual   financial   statements.   There  can  be  no   assurance   that   additional
investments  or  financings  will be  available  to us as needed.  Failure to obtain  such capital  on a timely  basis  could  result  in lost  business  opportunities,  the sale of the Cymedix business at a distressed price or our financial failure.

    We executed an Amended and Restated  Common  Stock  Purchase  Warrant  with  Wellpoint
Pharmacy  Management,  dated  February 18, 2002, to restructure  our  obligations to issue warrants to  Wellpoint.  Under that  Warrant,  we are  obligated  to issue up to 7,000,000 shares of our common stock at exercise prices of $0.30 per share for 3,000,000,  $0.50 per share  for  3,000,000  shares  and  $1.75  per share  for  1,000,000  shares,  if  various
performance   related  vesting   requirements  are  satisfied  by  Wellpoint.   Currently,
Wellpoint  has  satisfied  certain of these  requirements  giving  Wellpoint  the right to purchase  1,850,000  shares of our  common  stock at $0.30 per share  have been  earned by
Wellpoint.  Wellpoint's  rights  to  purchase  our  shares  under  the  Warrant  expire on
September 8, 2004. The Warrant grants to Wellpoint certain  registration rights to require us to register with the SEC the shares  issued to Wellpoint  for resale to the public.  In the Warrant,  Wellpoint has agreed to restrict  sales to the public of these shares during the first year after they have been issued to 200,000  shares per month and 100,000 shares in any five trading days. The Warrant  contains  anti-dilution  provisions  providing that the number of shares that may be purchased  by Wellpoint  under the Warrant my be adjusted in certain circumstances.

      We entered into a secured convertible loan agreement with Wellpoint,  dated February
19, 2002,  pursuant to which we borrowed  $1,000,000  from Wellpoint  Health Networks Inc.
The loan becomes  payable on February 19, 2003,  if not  converted  into our common stock.
The loan earns annual  interest at a floating  rate of 300 basis points over prime,  as it is adjusted  from time to time,  which is also  payable at maturity  and may be  converted into common stock.  Conversion  into common stock is at the option of either  Wellpoint or
Medix at a contingent  conversion  price.  The conversion  price will be either (i) at the price at which additional  shares are sold to other private  placement  investors if Medix obtains written  commitments for at least an additional  $4,000,000 of equity by the close of business on September 30, 2002,  from persons not affiliates of Wellpoint,  and if such sales are closed by the maturity  date of the loan, or (ii) at a price equal to 80% of the then-current  Fair Market Value (as defined  below) if Medix is unable to obtain a written commitment for the additional  equity investment by the close of business on September 30,
2002 or close the sales by the  maturity  date.  For this  purpose,  "Fair  Market  Value"
shall be the average  closing  price of Medix  common  stock for the twenty  trading  days ending on the day prior to the day of the  conversion.  The loan is  secured  by the grant of a security  interest  in all  Medix's  intellectual  property,  including  its  patent, copyrights  and  trademarks.  While Medix can cure a default in the  repayment of the loan at the fixed  maturity date by the forced  conversion of the loan into its common stock, a cross default,  breach of representation  or warranty,  and bankruptcy or similar event of default will trigger the foreclosure provision of the security agreement.

                                     USE OF PROCEEDS

   The  net   proceeds   from  the  sale  of  shares  will  be  received  by  the  selling shareholders.  Medix will not receive any of the  proceeds  from any sale of the shares by the selling  shareholders.  However,  Medix will receive the proceeds from the exercise of warrants  and  options  to  purchase  the  shares  to be sold  hereunder.  If all  related warrants and options are  exercised,  Medix would receive  proceeds of $210,250.  However, rights to exchange the equity value of some  warrants and options in the exercise of other warrants  and  options  could  reduce the amount  received in cash upon the  exercise  the warrants and options  referred to in this  Prospectus.  Any such  proceeds will be used as working capital.

                                   SELLING SHAREHOLDERS

   The table below sets forth  information  as of February 22,  2002,  with respect to the selling  shareholders,  including  names,  holdings of shares of common stock prior to the offering of the shares,  the number of shares  being  offered  for each  account,  and the number and  percentage  of shares of common stock to be owned by the selling  shareholders immediately  following  the sale of the shares,  assuming  all of the  offered  shares are sold.  We have been informed that the voting and  investment  control of Nais  Corporation is exercised by its sole  shareholder,  Mrs.  Pauline Winter,  and its board of directors,
Mrs. Winter, Mr. Eric Ehrenhaus, Dr. Michael Ehrenhaus and Ms. Fawn Spirgel.

                                Shares of
                                 Common
                                  Stock        Shares of      Shares of Common
             Name              Beneficially     Common          Stock to be
            ------                Owned         Stock        Beneficially Owned
                               Before the       Being        After the Offering
                                Offering        Offered     --------------------
                                --------        -------     Number    Percentage
                                                            -------   ----------
  Michael J. Ruxin              195,000         195,000           0          0
  Nais Corporation              250,000          90,000     160,000          *
  Lyle B. Stewart               200,000          75,000     125,000          *
  Fritz & Miller, P.C.           15,035           9,568       5,467          *
  Shapiro Forman Allen &         30,800          19,600      11,200          *
 Miller LLP
  Guli R. Rajani                 30,555          19,444      11,111          *
  Nicole S. Rajani               30,555          19,444      11,111          *
  Ajay G. Rajani                 30,555          19,444      11,111          *
                                -------         -------
      Total                     782,500         447,500
---------
*less than 1%

Relationship Between Medix and the Selling Shareholders

   The selling  shareholders  have or will  acquire the shares of common  stock  indicated
above upon the  exercise  of  warrants  or  options  issued for  services  rendered  or in settlement of  litigation.  None of the persons  listed above are affiliates or controlled by  affiliates  of the Company.  We have a separate  contractual  obligation  to file this registration with certain of the selling shareholders.

   All of the selling  shareholders,  other than Mr.  Stewart,  received their shares as a result of the settlement of three  litigations  with us, Michael J. Ruxin v. Cymedix Lynx
Corporation,  and Medix  Resources,  Inc.,  Guli R. Rajani v. Medix  Resources,  Inc., and
Yecheskel Munk and the Nais  Corporation  v. Medix  Resources,  Inc. f/k/a  International
Nursing  Services,  Inc.  They were all  discussed in our 2000 Form  10-KSB.  In the first two cases the  settlement  involved  issuing  warrants to the  plaintiffs  giving them the right to purchase  195,000 and 137,500  shares,  respectively,  of our common stock at the exercise  price of $0.50 per share.  In the case of Mr. Ruxin  additional  warrants may be issued for delays in registering his shares for sale in the public  markets.  In the third litigation,  the plaintiff Nais  Corporation  was issued 90,000 shares of our common stock in the  negotiated  settlement of the matter.  In each  settlement the case against us was dismissed  with  prejudice.  Mr. Rajani has directed a portion of the warrants he received in the  settlement  to his  wife and son and to the  counsel  who  represented  him in his litigation  against us. 50,000 shares  covered by Mr.  Rajani's  settlement  warrants were registered in an earlier registration statemement declared effective by the SEC.

   Mr. Stewart, our outside legal counsel, has received a compensatory grant of options under our 1999 Stock Option Plan covering the shares registered in his name.  They are exercisable at $0.92 per share.

                                DESCRIPTION OF SECURITIES

   Our authorized  capital consists of 100,000,000 shares of common stock, par value $.001 per share,  and  2,500,000  shares of preferred  stock.  As of February  15, 2002,  we had outstanding  58,132,297 shares of common stock, 1 share of 1996 Preferred Stock, 50 shares of 1999 Series B Preferred  Stock and 375 shares of 1999 Series C Preferred  Stock.  As of such  date,  our  common  stock  was held of  record  by  approximately  380  persons  and beneficially owned by approximately 9,000 persons.

Common Stock

    Each share of common  stock is entitled to one vote at all  meetings of  shareholders.
Shareholders   are  not  permitted  to  cumulate  votes  in  the  election  of  directors.
Currently,  the Board of  Directors  consists of six  directors,  who serve for  staggered terms of three years,  with at least two directors  elected at every annual  meeting.  All shares of common  stock are equal to each other with  respect  to  liquidation  rights and dividend  rights.  There  are no  preemptive  rights to  purchase  any  additional  common stock.  In the event of  liquidation,  dissolution or winding up of Medix,  holders of the common  stock  will be  entitled  to  receive  on a pro rata  basis  all  assets  of Medix remaining  after  satisfaction  of all  liabilities  and  preferences  of the  outstanding preferred  stock.  The  outstanding  shares of common stock and the shares of common stock issuable upon conversion or exercise of derivative  securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

   We have retained  Computershare  Trust Company,  Inc., 12039 W. Alameda Parkway,  Suite
Z-2,  Lakewood,  Colorado 80228, as Transfer Agent and Registrar for the our common stock,
(303) 986-5400.

                                   PLAN OF DISTRIBUTION

   The  selling   shareholders   and  any  of  their  pledgees,   donees,   assignees  and
successors-in-interest  may, from time to time,  sell any or all of their shares of Common
Stock on any stock  exchange,  market or trading  facility on which the shares are traded.
These sales may be at fixed or negotiated  prices.  The selling  shareholders  may use any one or more of the following methods when selling shares:

o     ordinary  brokerage   transactions  and  transactions  in  which  the  broker-dealer solicits purchasers;

o     block  trades in which the  broker-dealer  will  attempt to sell the shares as agent but may position and resell a portion of the block as  principal to  facilitate  the transaction;

o     purchases by a broker-dealer  as principal and resale by the  broker-dealer  for its account;

o     an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o     broker-dealers  may agree with the selling  shareholders to sell a specified  number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

   The selling  shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

   The  selling  shareholders  may also engage in short  sales  against the box,  puts and calls and other  transactions  in  securities  of the  Company or  derivatives  of Company securities  and may sell or deliver  shares in connection  with these trades.  The selling shareholders  may pledge  their shares to their  brokers  under the margin  provisions  of customer  agreements.  If a selling shareholder defaults on a margin loan, the broker may, from time to time,  offer and sell the  pledged  shares.  The  selling  shareholders  have advised the Company  that they have not entered  into any  agreements,  understandings  or arrangements  with any underwriters or  broker-dealers  regarding the sale of their shares other  than  ordinary  course  brokerage  arrangements,  nor is  there an  underwriter  or coordinating  broker acting in connection  with the proposed sale of shares by the selling shareholders.

   Broker-dealers   engaged  by  the   selling   shareholders   may   arrange   for  other
brokers-dealers  to  participate  in sales.  Broker-dealers  may  receive  commissions  or discounts from the selling  shareholders (or, if any  broker-dealer  acts as agent for the purchaser  of  shares,  from the  purchaser)  in  amounts to be  negotiated.  The  selling shareholders do not expect these  commissions and discounts to exceed what is customary in the types of transactions involved.

   Selling  shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be  "underwriters"  within the  meaning of the  Securities  Act in
connection   with  such  sales.  In  such  event,   any   commissions   received  by  such
broker-dealers  or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

   The Company is required to pay all fees and expenses  incident to the  registration  of the  shares,  including  fees and  disbursements  of counsel  to  certain  of the  selling shareholders.  Otherwise,  all discounts,  commissions or fees incurred in connection with the sale of the common  stock  offered  hereby will be paid by the  selling  shareholders.
The Company has agreed to indemnify certain selling  shareholders  against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

   Upon the Company being notified by a selling shareholder that any material  arrangement has been entered into with a  broker-dealer  for the sale of shares through a block trade, special  offering,  exchange  distribution  or secondary  distribution  or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required,  pursuant to
Rule  424(b)  under the  Securities  Act,  disclosing  (i) the name of each  such  selling shareholder  and  of  the  participating  broker-dealer(s),  (ii)  the  number  of  shares involved,  (iii) the price at which such shares were sold,  (iv) the  commissions  paid or discounts or concessions  allowed to such  broker-dealer(s),  where  applicable,  (v) that such  broker-dealer(s) did not conduct any investigation to verify the information set out or  incorporated  by reference in this  prospectus,  and (vi) other facts  material to the transaction.

   In order to comply with the  securities  laws of certain  states,  if  applicable,  the shares  will be sold in such  jurisdictions,  if  required,  only  through  registered  or licensed  brokers or dealers.  In addition,  in certain  states the shares may not be sold unless  the  shares  have  been  registered  or  qualified  for  sale in such  state or an exemption from registration or qualification is available and complied with.

   The Company has advised the selling shareholders that the anti-manipulative  provisions of Regulation M promulgated  under the Exchange Act may apply to their sales of the shares offered hereby.

                        INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Article 109 of the Colorado  Business  Corporation  Act generally  provides that Medix may indemnify its directors,  officers,  employees and agents  against  liabilities in any action,  suit or proceeding whether civil,  criminal,  administrative or investigative and whether  formal  or  informal  (a  "Proceeding"),  by  reason  of being or  having  been a director,  officer,  employee,  fiduciary or agent of Medix,  if such person acted in good faith and reasonably believed that his conduct, in his official capacity,  was in the best interests of Medix (or, with respect to employee  benefit plans, was in the best interests of the  participants  of the plan),  and in all other  cases that his conduct was at least not  opposed  to  Medix's  best  interests.  In the  case of a  criminal  proceeding,  the director,  officer,  employee or agent must have had no  reasonable  cause to believe that his  conduct  was  unlawful.  Under  Colorado  Law,  Medix may not  indemnify  a director, officer,  employee or agent in connection with a proceeding by or in the right of Medix if the  director is adjudged  liable to Medix,  or in a  proceeding  in which the  directors, officer employee or agent is adjudged liable for an improper personal benefit.

    Our Articles of  Incorporation  provide that we shall  indemnify  its  directors,  and officers,  employees  and  agents  to  the  extent  and  in the  manner  permitted  by the provisions of the laws of the State of Colorado,  as amended from time to time, subject to any permissible  expansion or limitation of such  indemnification,  as may be set forth in any shareholders' or directors' resolution or by contract.

    Insofar as  indemnification  for  liabilities  under the  Securities  Act of 1933,  as amended  (the  "Securities  Act"),  may be  permitted  to  directors,  officers or persons controlling  Medix pursuant to the foregoing  provisions,  Medix has been informed that in the opinion of the Commission,  such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  AVAILABLE INFORMATION

    We are a reporting company and file our annual,  quarterly and current reports,  proxy material  and  other  information  with the  SEC.  Reports,  proxy  statements  and  other information  concerning  Medix filed with the  Commission  may be  inspected at the Public
Reference  Room  maintained  by the  Commission  at its office,  450 Fifth  Street,  N.W.,
Washington,  D.C.  20549.  Copies  of  such  material  can be  obtained  from  the  Public
Reference Room of the Commission at 450 Fifth Street,  N.W.,  Washington,  D.C.  20549, at
prescribed  rates.  The public may obtain  information  about the Public reference room in
Washington,  D.C.  by  calling  the  SEC at  1-800-SEC-0330.  Our  SEC  filings  are  also available at the SEC's Website at "http://www.sec.gov".

    We have filed a registration  statement  under the Securities Act, with respect to the securities  offered pursuant to this  Prospectus.  This Prospectus does not contain all of the  information  set  forth in the  registration  statement,  certain  parts of which are omitted in  accordance  with the rules and  regulations  of the  Commission.  For  further information,  reference is made to the registration  statement and the exhibits filed as a part thereof, which may be found at the locations and Website referred to above.

                    INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The SEC allows us to  "incorporate  by reference"  information  that we file with them, which means that we can disclose  important  information  to you by  referring  you to the
documents   filed  with  the  SEC  that  contains  that   information.   The   information
incorporated  by reference is an important  part of this  Prospectus,  and it is important that you review it before  making  your  investment  decision.  We hereby  incorporate  by reference the documents listed below:

(a)   a copy of our Annual  Report on Form 10-KSB for the fiscal  year ended  December 31,
      2000, filed with the SEC on March 21, 2001;

(b)   copies of our  Quarterly  Reports on Form 10-Q for the fiscal  quarters  ended March
      31, June 30, and  September  30, 2001,  filed with the SEC on May 14, August 14, and
      November 14, 2001;

(c)   copies  of the our Forms 8-K,  filed with the SEC on January 9, January 16,  January
      17,  January 29,  February 1,  February  20,  March 15, March 27, April 5, April 11,
      April 23, May 24, June 12, June 22, 2001,  July 30,  October 9, October 24,  October
      31, and  November 2,  November 15,  December 11, and December 26, 2001,  and January
      18, 2002 .

    We are delivering  with this  Prospectus a copy of the Form 10-KSB and the most recent
Form 10-Q  referred  to above.  Any  statement  contained  in a document  incorporated  or deemed to be  incorporated  by reference  in this  Prospectus,  or made  herein,  shall be deemed to be modified or superseded  for purposes of this  Prospectus to the extent that a statement  contained  herein or in any  subsequently  filed document,  which also is or is deemed to be  incorporated  by reference  herein,  modifies or supersedes  such statement.
Any  statement  so modified or  superseded  shall not be deemed,  except as so modified or superseded, to constitute a part of this Prospectus.

   All other  documents  filed by the Company  pursuant to Sections  13(a),  13(c), 14 and
15(d) of the Securities  Exchange Act of 1934, as amended,  subsequent to the date of this
Prospectus and prior to the termination of the Offering  pursuant to this Prospectus shall be deemed to be  incorporated  by reference and to be a part of this  Prospectus  from the date of filing of such documents.

   We will provide without charge to each person,  including any beneficial owner, to whom a copy of this  Prospectus is delivered,  upon oral or written request of any such person, a copy of any or all of the documents  incorporated  herein by  reference,  other than the exhibits  to such  documents  (unless  such  exhibits  are  specifically  incorporated  by reference into the  information  that this  Prospectus  incorporates).  Requests should be directed to Investor  Relations  Department,  Medix  Resources,  Inc.,  7100 E.  Belleview
Avenue, Suite 301, Greenwood Village, Colorado 80111, telephone (303) 741-2045.

                                      LEGAL MATTERS

   The  validity  of the  shares  offered  hereby is being  passed  upon for us by Lyle B.
Stewart,  P.C. Lyle B. Stewart,  P.C. has been granted  options to purchase  25,000 shares of  Medix  common  stock  at an  exercise  price  of $0.26  per  share,  and Mr.  Stewart, individually,  has been  granted  options to purchase  100,000 and 75,000  shares of Medix common stock at exercise prices of $3.38 and $0.92 per share, respectively.

                                         EXPERTS

    The consolidated  financial  statements of Medix as of December 31, 2000, and for each of the two years in the period ended  December 31,  2000 appearing in our 2000 Form 10-KSB have been audited by Ehrhardt  Keefe  Steiner & Hottman  P.C.,  independent  auditors,  as stated in their report appearing therein,  and have been incorporated  herein by reference in  reliance  upon the  report of such firm  given  upon  their  authority  as  experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The following is a list of the estimated  expenses to be incurred by the Registrant in connection with the issuance and distribution of the Shares being registered hereby.

         SEC Registration Fee.............$  84
         Blue Sky Filing Fees and Expenses....0*
         Accountants' Fees and Expenses...1,000*
         Legal Fees and Expenses.........15,000*
         Miscellaneous...............         0*
                                     ----------
         TOTAL.........................$ 16,084*
--------------------
    *  Estimated, subject to change.

       The Company will bear all of the above expenses of the registration of the Shares.

      Item 15.  Indemnification of Directors and Officers.

            See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

      Item 16.  Exhibits.

Exhibit
Number            Description

5.1               Opinion of Lyle B. Stewart, Esq*

10.1              Participation  Agreement,  dated as of  April 2, 2001, between Medix and
                  Kaiser Foundation Health Plan of Georgia, Inc. (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Office of the Secretary of the SEC)

10.2              Agreement,  dated as of October 18, 2001,  between Medix and Merck-Medco
                  Managed  Care,  L.L.C.  (Portions  of  this  Exhibit  have  been omitted pursuant to a  request for  confidential treatment filed with the Office of the Secretary of the SEC)

10.3              Vendor Services Agreement, dated as of September 28, 2001, between Medix and Express Scripts, Inc. (Portions of this Exhibit  have  been  omitted pursuant to a request for confidential treatment  filed with  the Office of the Secretary of the SEC)

10.4              Binding  Letter  of  Intent  for Pilot  and  Production Programs,  dated
                  September 8,  1999,  between  Medix,  Cymedix  and  Professional  Claims
                  Services, Inc. (d/b/a Wellpoint Pharmacy Management)

10.5              Pilot Agreement,  dated as of December  28,  1999,  between Cymedix  and
                  Professional Claims Services, Inc. (d/b/a  Wellpoint Pharmacy Management)
                  (Portions  of  this  Exhibit have been omitted pursuant to a request for confidential treatment filed with the Office of the Secretary of the SEC)

10.6              Agreement For Internet Medical  Communications  Network,  dated March 2,
                  2000,  between Cymedix and Loyola University  Medical Center.  (Portions
                  of  this  Exhibit   have  been   omitted   pursuant  to  a  request  for
                  confidential  treatment  filed with the Office of the  Secretary  of the
                  SEC)

10.7              Amended and Restated Common Stock Purchase  Warrant, as amended February
                  18, 2002, issued to Professional  Claims Services,  Inc (d/b/a Wellpoint
                  Pharmacy Management).

10.8              Securities Purchase Agreement,  dated  February 19, 2002, between  Medix and Wellpoint Health Networks Inc.

10.9              General  Security   Agreement,  dated  February  19, 2002,  among Medix,
                  Cymedix and Wellpoint Health Networks Inc.

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent of Lyle B. Stewart, Esq. (included in Exhibit 5.1)*

24.1              Power of Attorney (included on signature page)*
------------
* Previously Filed

      Item 17.  Undertakings.

      A.    The undersigned Registrant hereby undertakes:

            (1)   To file,  during any period in which  offers or sales are being made,  a post-effective amendment to this Registration Statement:
                  (i)   To include  any  prospectus  required by  Section 10(a)(3)  of the
      Securities Act of 1933, as amended (the "Act");

                  (ii)  To reflect in the  prospectus  any facts or events  arising  after the effective date of the Registration  Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate,  represent a fundamental change in the information set forth in the Registration  Statement.  Notwithstanding the  foregoing,  any  increase or decrease in volume of  securities  offered (if the
      total  dollar  value  of  securities   offered  would  not  exceed  that  which  was
      registered)  and any  deviation  from the low or high and of the  estimated  maximum offering range may be reflected in the form of prospectus  filed with the Commission pursuant  to Rule  424(b)  if, in the  aggregate,  the  changes  in volume and price represent no more than 20 percent  change in the maximum  aggregate  offering  price set  forth  in  the  "Calculation  of  Registration  Fee"  table  in  the  effective registration statement.

                  (iii)       To include  any  material  information  with  respect to the plan of distribution not previously  disclosed in the Registration  Statement or any material change to such information in the Registration Statement;

            provided,  however,  that paragraphs  (A)(1)(i) and (A)(1)(ii) do not apply if the  Registration  Statement  is on Form S-3,  Form S-8 or Form F-3,  and the  information required to be included in a post-effective  amendment by those paragraphs is contained in periodic  reports filed with or furnished to the Securities and Exchange  Commission  (the
"Commission") by the Registrant  pursuant to Section 13 or Section 15(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"),  that are incorporated by reference in the Registration Statement.

            (2)   That, for the purpose of determining  any liability  under the Act, each such post-effective  amendment shall be deemed to be a new registration statement relating to the securities offered therein,  and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To  remove  from  registration  by means of a  post-effective  amendment  any of the securities being registered which remain unsold at the termination of the offering.

B.    Insofar as  indemnification  for liabilities  arising under the Act may be permitted to  directors,  officers  and  controlling  persons  of  the  Registrant  pursuant  to the foregoing  provisions,  or otherwise,  the Registrant has been advised that in the opinion of the Commission  such  indemnification  is against public policy as expressed in the Act and is, therefore,  unenforceable.  In the event that a claim for indemnification  against such  liabilities  (other than the payment by the Registrant of expenses  incurred or paid by a director,  officer or controlling  person of the Registrant in the successful defense of any action,  suit or proceeding)  is asserted by such director,  officer or controlling person in connection with the securities being registered,  the Registrant will, unless in the opinion of its counsel the matter has been settled by  controlling  precedent,  submit to a court of appropriate  jurisdiction the question whether such indemnification by it is against  public  policy  as  expressed  in the  Act  and  will be  governed  by the  final adjudication of such issue.

                                        SIGNATURES

            Pursuant to the  requirements  of the  Securities  Act of 1933, the registrant certifies that it has reasonable  grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration  Statement to be signed on its behalf by the undersigned,  thereunto duly authorized, in New York, New York on February 28, 2002.

                                    MEDIX RESOURCES, INC.

                                    By /s/ John R. Prufeta*
                                       John R. Prufeta,
                                       President and CEO

            Pursuant to the requirements of the Securities Act of 1933, this  Registration
Statement  has been signed below by the  following  persons in the  capacities  and on the dates indicated.

       Signature                            Title                   Date
       ---------                            -----                   ----

/s/ John R. Prufeta*             President, Chief Executive        February 28, 2002
 John R. Prufeta                 Officer and Director
                                 (Principal Executive
                                 Officer)

/s/ Gary L. Smith*               Executive Vice President          February 28, 2002
  Gary L. Smith                  and Chief Financial
                                 Officer (Principal
                                 Financial and Accounting
                                 Officer)

/s/ John T. Lane*                Director                          February 28, 2002
  John T. Lane

/s/ David B. Skinner*            Director                          February 28, 2002
  David B. Skinner

/s/ Samuel H. Havens*            Director                          February 28, 2002
Samuel H. Havens

/s/ Joan E. Herman*              Director                          February 28, 2002
 Joan E. Herman

_______________                  Director                                -
 Patrick W. Jeffries

_______________                  Director                                -
 Guy L. Scalzi

*Gary L. Smith, by signing his name hereto, does sign this document on behalf of himself and each of Ms. Herman and Messrs. Prufeta, Havens, Skinner and Lane  in the capacities indicated immediately above, pursuant to powers of attorney duly executed by each such person and filed with the Securities and Exchange Commission.

                                         /s/Gary L. Smith
                                         Gary L. Smith

                                      EXHIBIT INDEX

Exhibit
Number                  Description
------                  -----------

5.1               Opinion of Lyle B. Stewart, Esq.*

10.1              Participation  Agreement,  dated  as of  April 2, 2001,  between  Medix,
                  Cymedix and Kaiser Foundation Health Plan of Georgia,  Inc. (Portions of
                  this  Exhibit  have been omitted  pursuant to a request for confidential treatment  filed with the Office of the  Secretary  of the SEC)

10.2              Agreement,  dated as of October 18, 2001,  between Medix and Merck-Medco
                  Managed  Care,  L.L.C.  (Portions  of  this  Exhibit  have  been omitted pursuant to a request for  confidential  treatment filed with the Office of the Secretary of the SEC)

10.3              Vendor Services Agreement, dated as of September 28, 2001, between Medix and Express Scripts,  Inc. (Portions of  this Exhibit have been  omitted pursuant to a request for confidential treatment filed  with the  Office of the Secretary of the SEC)

10.4              Binding  Letter  of Intent  for  Pilot and  Production  Programs,  dated
                  September  8,  1999,  between  Medix,  Cymedix  and Professional  Claims
                  Services,  Inc. (d/b/a  Wellpoint Pharmacy Management) (Portions of this
                  Exhibit  have  been  omitted  pursuant  to  a request  for  confidential treatment filed with the Office of the Secretary of the SEC)

10.5              Pilot Agreement, dated  as of  December  28, 1999,  between Cymedix  and
                  Professional Claims Services, Inc. (d/b/a Wellpoint Pharmacy Management)
                  (Portions of this Exhibit  have  been  omitted pursuant to a request for confidential treatment filed with the Office of the Secretary of the SEC)

10.6              Agreement For Internet Medical  Communications  Network,  dated March 2,
                  2000,  between Cymedix and Loyola University  Medical Center.  (Portions
                  of  this  Exhibit   have  been   omitted   pursuant  to  a  request  for
                  confidential  treatment  filed with the Office of the  Secretary  of the
                  SEC)

10.7              Amended and Restated Common Stock Purchase Warrant, as  amended February
                  18, 2002, issued to Professional  Claims Services,  Inc (d/b/a Wellpoint
                  Pharmacy Management).

10.8              Securities Purchase Agreement,  dated  February  19, 2002, between Medix and Wellpoint Health Networks Inc.

10.9              General  Security  Agreement, dated   February  19,  2002, among  Medix,
                  Cymedix and Wellpoint Health Networks Inc.

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent of Lyle B. Stewart, Esq.
                  (included in Exhibit 5.1)*

24.1                                Power of Attorney (included on the signature page)*
--------
*Filed previously